Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State or other jurisdiction of incorporation or organization

InterActual Technologies, Inc.	California, USA
Sonic IP, Inc.	California, USA
Sonic Solutions International, Inc.	Delaware
MGI Software Corp.	Canada
Live Picture S.A.R.L.	France
OLI V R Corporation Ltd.	Israel
Sonic Solutions Japan, KK	Japan
Sonic Software (Shanghai) Co., Ltd	PRC (China)
Roxio UK, Ltd.	United Kingdom